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[AMERISERV FINANCIAL, INC.]

December 13, 2004

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Mail Stop 0408
Attn: Christian N. Windsor

Re:	AmeriServ Financial, Inc. Registration Statement on Form S-3 File No. 333-120022

Dear Mr. Windsor:

        Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), AmeriServ Financial, Inc. (the "Registrant") hereby requests that the Registration Statement on Form S-3 (File No. 333-120022) initially filed with the Securities and Exchange Commission on October 28, 2004, together with all exhibits thereto (the "S-3 Registration Statement"), be withdrawn.

        The Registrant's request is based on Comment 2 contained in the letter dated November 24, 2004 from Christian Windsor to the Registrant and subsequent conversations between Mr. Windsor and the Registrant's counsel. The S-3 Registration Statement was never declared effective and no securities have been sold pursuant thereto. Pursuant to the discussions between Mr. Windsor and the Registrant's counsel, the securities covered by the S-3 Registration Statement will be included in a subsequent registration statement on Form S-3.

        The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the S-3 Registration Statement be credited to the Registrant's account for future use.

        The Registrant understands that this application for withdrawal of the S-3 Registration Statement will be deemed granted at the time filed unless, within 15 calendar days after the application is filed, the Commission notifies the Registrant that the application for withdrawal will not be granted.

        If you have any questions regarding this application for withdrawal, please contact the undersigned at (814) 533-5300 or Jeffrey P. Waldron at Stevens & Lee, P.C., counsel to the Registrant, at (610) 205-6028.

Sincerely,
/s/ ALLAN R. DENNISON Allan R. Dennison President and Chief Executive Officer

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[AMERISERV FINANCIAL, INC.]